UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 28, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

FIRST QUARTERLY REPORT 2009

This announcement is made by China Eastern Airlines Corporation Limited pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the first quarter of 2009 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

1           IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission (“CSRC”) in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the first quarter of 2009 were not audited, and were prepared in accordance with the PRC Accounting Regulations.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this report does not contain any false information, misleading statement or material omission, and accept joint and several responsibility for the truthfulness, accuracy and completeness of the contents of this report.

List of the directors of the Company (the “Director”) who failed to attend the Board meeting and their reasons are set out as follow:

Position held by	Name of the
the absent Director	absent Director	Reason given by the absent Director

Director	Li Jun	Failed to attend the meeting as he was on a business trip

Director	Luo Chaogeng	Liu Shaoyong, the Chairman, was authorized to vote in favour for him

Independent Director	Peter Lok	Hu Honggao, an independent director, was authorized to vote in favour for him

Independent Director	Wu Baiwang	Hu Honggao, an independent director, was authorized to vote in favour for him

Independent Director	Xie Rong	Zhou Ruijin, an independent director, was authorized to vote in favour for him

Mr. Liu Shaoyong, chairman of the Board of the Company and person-in-charge of the Company, Mr. Ma Xulun, president of the Company and officer-in-charge of accounting, and Mr. Wu Yongliang, chief financial officer and officer-in-charge of the accounting department (accounting officer), hereby declare that the financial statements forming part of this quarterly report is true and complete.

2	BASIC PARTICULARS OF THE COMPANY

2.1	Main accounting data and financial indicators

Currency: RMB

			Increase/
			decrease as at
			the end of
	As at		the reporting
	the end of	As at	period compared
	the reporting	the end of	with the end of
	period	last year	last year (%)

Total assets (RMB’000)	72,658,395.00	73,184,006.00	-0.72
Owners’ equity (or shareholders’ equity)
(RMB’000)	(11,548,756)	(11,599,346)	-0.44
Net earnings per share attributable to the
shareholders of listed company (RMB)	(2.37)	(2.38)	-0.42

From the
	beginning of	Increase/
	the year to	decrease
	the end of	compared with
	the reporting	the same period
	period	last year (%)

Net cash flow generated from operating activities
(RMB’000)	574,634.00	-48.94
Net cash flow generated from operating
activities per share (RMB)	0.12	-48.94

		From the	Increase/
		beginning of	decrease for the
		the year to	reporting period
		the end of	compared with
	Reporting	the reporting	the same period
	period	period	last year (%)

Net profit attributable to shareholders of
listed company (RMB’000)	40,103.00	40,103.00	-80.98
Basic earnings per share (RMB)	0.008	0.008	-80.98
Basic earnings per share after non-recurring
gains and losses (RMB)	(0.26)	(0.26)	N/A
Diluted earnings per share (RMB)	0.008	0.008	-80.98
Return on net assets (fully diluted) (%)	N/A	N/A	N/A
Return on net assets (fully diluted) after deducting
non-recurring gains and losses (%)	N/A	N/A	N/A

After deducting non-recurring gains and losses and relevant amounts:

From the
beginning of
the year to
the end of the
Non-recurring gains and losses	reporting period
(RMB’000)

Other non-operating incomes and expenses	874,266
Other gains and losses which meet the definition of
non-recurring gains and losses	421,959

Total	1,296,225

2.2	The total number of the Company’s shareholders and the shareholdings of the 10 largest holders of circulating shares not subject to selling moratorium as at the end of the reporting period

Unit: Shares

Total number of shareholders as at the end of the reporting period		165,960

Shareholding of the 10 largest holders of circulating shares not subject to selling moratorium

	Number of circulating
	shares not subject to selling
Name of shareholders	moratorium held at the
(in full)	end of the period	Class

HKSCC NOMINEES LIMITED	1,539,637,139	Overseas listed foreign shares
中國農業銀行－鵬華動力增長
混合型證券投資基金(LOF)	14,999,910	RMB ordinary shares
UBS AG	6,975,447	RMB ordinary shares
MORGAN STANLEY & CO.
INTERNATIONAL PLC.	5,358,221	RMB ordinary shares
交通銀行－普天收益證券投資基金	5,000,000	RMB ordinary shares
交通銀行－鵬華中國50開放式證券
投資基金	4,999,910	RMB ordinary shares
中國銀行－嘉實滬深300指數證券
投資基金	4,247,702	RMB ordinary shares
光大證券有限責任公司－中國光大
銀行股份有限公司－光大陽光
集合資產管理計劃	4,043,665	RMB ordinary shares
交通銀行股份有限公司－建信優勢
動力股票型證券投資基金	3,999,898	RMB ordinary shares
PRUDENTIAL ASSET MANAGEMENT
(HONG KONG) LIMITED	3,000,000	RMB ordinary shares

3	IMPORTANT MATTERS

3.1	The details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☑ Applicable	☐ Not applicable

1.
The total profit of the Company in January to March 2009 decreased RMB202 million, representing a 89% decrease as compared with the same period last year, in which revenue and net exchange gain decreased RMB1,663 million and RMB1,190 million respectively as compared with the same period last year. However, non-operating income recorded an increase due to refund from and reduction of the civil aviation infrastructure levies. In addition, there was a loss reversal of RMB 422 million due to fair value movements of fuel hedging.

The Company strengthened its efforts in controlling controllable costs, so that the administrative expenses decreased. The decrease in asset impairment loss was mainly attributable to the decrease in bad debt provision in the current period.

2.
As at 31 March 2009, other payables of the Company increased RMB546 million as compared with the beginning of the year, which was mainly due to the increase in refund of the civil aviation levies receivable. Under the current macro environment, proceeds from sales in advance of carriage decrease as less passengers travel by airplane. Therefore, amounts received in advance decreased RMB331 million as compared with the beginning of the year.

3.2	Analysis of the progress of other significant events and their effects and proposed solutions

☑ Applicable	☐ Not applicable

The resolutions in relation to the issue of an additional of 1,437,375,000 A shares and 1,437,375,000 H shares to China Eastern Air Holding Company (“CEA Holding”) and CES Global Holding (Hong Kong) Limited, its wholly owned subsidiary, respectively by the Company was approved in the general meeting and shareholder class meetings of the Company on 26 February 2009.

During the reporting period, the Company had submitted application materials to CSRC for approval as soon as possible.

3.3	The status of implementation of the matters undertaken by the Company, shareholders and the ultimate controller

☑ Applicable	☐ Not applicable

The share reform was completed by the Company on 12 January 2007. CEA Holding undertook that:

(1)	the original non-circulating shares of the Company held by it shall not be listed and traded within 36 months from the day of the implementation of the share reform plan;

(2)	it shall bear all the expenses in relation to the share reform plan.

The shareholder of the Company’s non-circulating shares represented that it shall perform the undertakings in good faith and accept relevant legal responsibilities. Unless the transferee(s) is/are willing and able to accept the responsibilities of the undertakings, the shareholder of the Company’s non-circulating shares shall not transfer any of those shares it held.

Status of implementation: faithfully implemented.

3.4
Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☐ Applicable	☑ Not applicable

3.5	Implementation of the cash dividend policy during the reporting period

☑ Applicable	☐ Not applicable

The Company has not yet formulated its own cash dividend policy. Alteration of the articles of association of the Company will be completed no later than 30 June 2009 to make clear the Company’s cash dividend policy.

By order of the Board
China Eastern Airlines Corporation Limited
Liu Shaoyong
Chairman

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
28 April 2009

APPENDIXES

China Eastern Airlines Corporation Limited
Combined and Parent Company’s Balance Sheet as at 31 March 2009
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

	31 March	31 December	31 March	31 December
	2009	2008	2009	2008
Assets	Combined	Combined	Parent company	Parent company

Current assets
Monetary capital	4,777,414	5,643,974	3,650,734	4,475,876
Tradable financial assets	50	123,998	50	123,998
Trade receivables	1,118,814	1,165,308	1,586,000	1,534,044
Prepayments	553,611	461,614	507,699	412,360
Dividends receivable	29,509	27,229	27,229	27,229
Other receivables	2,179,666	1,633,915	2,256,074	1,965,615
Inventory	905,829	871,364	738,152	707,587
Other current assets	473,667	473,667	473,667	473,667

Total current assets	10,038,560	10,401,069	9,239,605	9,720,376

Non-current assets
Financial assets available
for sale	563	563	203	203
Long-term investment	1,510,667	1,373,356	3,872,925	3,858,454
Fixed assets	51,898,877	51,826,677	44,000,389	43,826,036
Construction in progress	6,777,792	6,980,393	6,575,450	6,823,556
Intangible assets	1,497,566	1,530,418	871,072	900,600
Goodwill	-	-	-	-
Long-term deferred expenses	348,109	483,726	307,250	453,128
Deferred income tax assets	77,951	77,917	-	-
Other non-current assets	508,310	509,887	360,061	360,061

Total non-current assets	62,619,835	62,782,937	55,987,350	56,222,038

Total assets	72,658,395	73,184,006	65,226,955	65,942,414

Person-in-charge of the Company: Liu Shaoyong  Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

China Eastern Airlines Corporation Limited
Combined and Parent Company’s Balance Sheet as at 31 March 2009 (Cont’d)
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

	31 March	31 December	31 March	31 December
Liabilities and	2009	2008	2009	2008
shareholder’s equity	Combined	Combined	Parent company	Parent company

Current liabilities
Short-term borrowings	21,697,191	19,473,829	19,699,914	17,548,288
Tradable financial liabilities	5,445,051	6,641,599	5,445,051	6,641,599
Notes payable	4,130,735	3,927,851	4,035,352	3,840,087
Trade payables	11,147,293	9,605,345	9,280,551	8,419,161
Amounts received in advance	748,640	1,080,076	739,023	1,075,515
Staff remuneration payable	1,167,496	1,362,616	1,004,246	1,104,882
Tax payable	755,952	663,876	588,680	502,920
Interests payable	254,261	321,412	232,601	295,654
Other payables	1,418,174	1,699,335	1,354,122	1,657,594
Non-current liabilities due within 1 year	8,439,055	9,300,770	7,814,468	8,491,095

Total current liabilities	55,203,848	54,076,709	50,194,008	49,576,795

Non-current liabilities
Long-term borrowings	8,508,371	8,588,052	7,036,175	7,045,080
Long-term amount payable	19,452,703	21,095,315	17,198,772	18,643,316
Project amount payable	62,773	58,135	60,957	56,319
Deferred income tax liabilities	51,539	51,539	-	-
Deferred revenue	374,407	379,407	374,407	379,407

Total non-current liabilities	28,449,793	30,172,448	24,670,311	26,124,122

Total liabilities	83,653,641	84,249,157	74,864,319	75,700,917

Shareholder’s equity
Share capital	4,866,950	4,866,950	4,866,950	4,866,950
Capital reserve	1,078,767	1,068,279	1,004,759	999,596
Accumulated losses	(17,494,473)	(17,534,575)	(15,509,073)	(15,625,049)

Total parent company
shareholder’s equity	(11,548,756)	(11,599,346)	(9,637,364)	(9,758,503)
Minority interests	553,510	534,195	-	-

Total shareholder’s equity	(10,995,246)	(11,065,151)	(9,637,364)	(9,758,503)

Total liabilities and
shareholder’s equity	72,658,395	73,184,006	65,226,955	65,942,414

Person-in-charge of the Company: Liu Shaoyong  Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

China Eastern Airlines Corporation Limited
Combined and Parent Company’s Income Statement for the 3 months period ended 31 March 2009
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

			Jan to Mar	Jan to Mar
	Jan to Mar	Jan to Mar	2009	2008
	2009	2008	Parent	Parent
	Combined	Combined	company	company

1. Operational revenues	8,946,146	10,609,408	7,315,523	8,427,755
Less: Cost of operation	(8,423,481)	(9,664,794)	(6,851,964)	(7,720,861)
Taxes and levies	(219,091)	(263,690)	(171,584)	(195,875)
Selling and distribution expenses	(595,092)	(601,194)	(508,182)	(523,359)
General and administrative expenses	(305,333)	(478,334)	(241,628)	(380,968)
Finance expenses/(income), net	(684,458)	642,724	(605,234)	683,485
Impairment loss	(4,887)	(33,681)	(4,667)	(33,681)
Fair value loss/(gain)	421,959	(91,572)	421,959	(91,572)
Add: Investment income	13,881	21,001	14,470	21,001

In which: Investment income
from associates and joint ventures

2. Operating (loss)/profit	(850,356)	139,868	(631,307)	185,925
Add: Non-operating income	877,208	90,269	750,133	88,284
Less: Non-operating expenses	(2,942)	(4,470)	(2,851)	(3,585)
In which: Loss on disposal of
non-current assets

3. Total (loss)/profit	23,910	225,667	115,975	270,624
Less: Income tax	(12,510)	(19,731)	-	-

4. Net (loss)/profit	11,400	205,936	115,975	270,624

Attributable to equity holders
of the parent company	40,103	210,797	115,975	270,624
Minority interests	(28,703)	(4,862)

5. (Losses)/earnings per share

Basic (losses)/earnings per share	0.01	0.04

Diluted (losses)/earnings per share	0.01	0.04

Person-in-charge of the Company: Liu Shaoyong  Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang

China Eastern Airlines Corporation Limited
Combined and Parent Company’s Cash Flow Statement for January to March 2009
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

			Jan to Mar	Jan to Mar
	Jan to Mar	Jan to Mar	2009	2008
	2009	2008	Parent	Parent
Items	Combined	Combined	company	company

1. Cash flow generated from operating activities
Cash received from sales of goods and provision
of labour services	8,400,215	11,525,866	6,622,755	8,815,475
Other cash received related to operating activities	832,283	120,963	782,019	110,773
Subtotal: Cash inflow from operating activities	9,232,498	11,646,829	7,404,774	8,926,248
Cash paid for purchases of goods and provision
of labour services	(6,440,010)	(8,246,054)	(4,616,383)	(5,654,713)
Cash paid to and for staff	(1,451,950)	(888,393)	(1,085,563)	(655,913)
Taxes paid	(598,435)	(515,437)	(535,619)	(435,454)
Other cash paid related to operating activities	(167,469)	(871,562)	(156,374)	(964,325)
Subtotal: Cash outflow from operating activities	(8,657,864)	(10,521,446)	(6,393,939)	(7,710,405)
Net cash flow generated from operating activities	574,634	1,125,383	1,010,835	1,215,843

2. Cash flow generated from investing activities
Refund of cash from investments	-	-	-	-
Cash received from investment gains	2,280	3,299	-	3,000
Cash recovered from disposal of fixed assets,
intangible assets and other long-term assets, net	2,079	1,677,156	2,079	1,706
Other cash received related to investing activities	12,744	22,613	9,598	18,675
Subtotal: Cash inflow from investing activities	17,103	1,703,068	11,677	23,381
Cash paid for acquisition of fixed assets,
intangible assets and other long-term assets	(1,162,722)	(1,109,190)	(1,070,135)	(1,062,720)
Cash paid for investments
Other cash paid related to investing activities	-	-	-	-
Subtotal: Cash outflow from investing activities	(1,162,722)	(1,109,190)	(1,070,135)	(1,062,720)
Net cash flow generated from investing activities	(1,145,619)	593,878	(1,058,458)	(1,039,339)

China Eastern Airlines Corporation Limited
Combined and Parent Company’s Cash Flow Statement for January to March 2009 (Cont’d)
(Unaudited and unless otherwise stated, amounts expressed in RMB’000)

			Jan to Mar	Jan to Mar
	Jan to Mar	Jan to Mar	2009	2008
	2009	2008	Parent	Parent
Items	Combined	Combined	company	company

3. Cash flow generated from fund raising activities
Cash received from borrowings	8,086,018	7,174,268	6,436,169	5,998,525
Other cash received related to fund raising activities	202,884	458,751	195,265	458,751
Subtotal: Cash inflow from fund raising activities	8,288,902	7,633,019	6,631,434	6,457,276
Cash paid for debt repayment	(7,211,850)	(4,569,368)	(5,285,524)	(3,711,408)
Cash paid for distribution of dividends and
profits or interest payment	(671,549)	(649,117)	(588,938)	(524,003)
In which: Dividends and profits paid to minority
shareholders by subsidiaries	-	(1,088)	-	-
Other cash paid related to fund raising activities	(959,518)	(1,669,035)	(935,364)	(1,552,455)
Subtotal: Cash outflow from fund raising activities	(8,842,917)	(6,887,520)	(6,809,826)	(5,787,866)
Net cash flow generated from fund raising activities	(554,015)	745,499	(178,392)	669,410

4. Effects of exchange rate changes on cash and cash equivalents	(11,206)	(17,650)	(7,923)	(16,208)

5. Net increase/(decrease) in cash and cash equivalents	(1,136,206)	2,447,110	(233,938)	829,706
Add: Balance of cash and cash equivalents
at the beginning of the year	3,451,010	1,987,485	2,361,940	1,109,833

6. Balance of cash and cash equivalents at the end of the year	2,314,804	4,434,595	2,128,002	1,939,539

Person-in-charge of the Company: Liu Shaoyong  Officer-in-charge of accounting: Ma Xulun
Officer-in-charge of the accounting department: Wu Yongliang